                                                           Filed Pursuant to
                                                           Rule 424(b)(3)
                                                           File No: 333-63578
PROSPECTUS

                         210,000 Shares of Common Stock

                             Star Scientific, Inc.

   This prospectus relates to the offering of 210,000 shares of our common stock, which are held by two of our current stockholders.

   These stockholders are offering to transfer 1,000 shares of common stock at no cost to each recipient of this prospectus. If you choose to accept the shares offered to you there will be tax consequences. Please see "Federal Income Tax Consequences" on page 11 for more information.

   This offer will expire at 5:00 p.m. eastern daylight time on August 13, 2001. For information on how to accept the offer, please see "Plan of Distribution" on page 14.

   Our common stock currently trades on the Nasdaq National Market System under the symbol "STSI." On July 11, 2001, the last reported sale price for our common stock was $2.24 per share.

   See "Risk Factors" beginning on page 4 to read about risks that you should consider in owning our common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is July 12, 2001

                               Table of Contents

                                                                            Page
                                                                            ----
Summary....................................................................   1
Risk Factors...............................................................   4
Forward Looking Statements.................................................  10
Use Of Proceeds............................................................  11
Federal Income Tax Considerations..........................................  11
Transfer Restrictions......................................................  12
Offering Stockholders......................................................  13
Plan Of Distribution.......................................................  14
Experts....................................................................  14
Legal Matters..............................................................  14
Where You Can Find More Information About Star Scientific..................  15

   No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by Star Scientific or the offering stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any transfer made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of Star Scientific since the date hereof.

                                    SUMMARY

   This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may not contain all information that is important to you. You should read this entire prospectus carefully before deciding whether to accept our stockholders' offer to transfer our common stock to you. Throughout this prospectus, the terms "Star Scientific," "the Company," "we," "our," and "us," are all used in reference to Star Scientific, Inc.

                                  Our Company

   We are engaged in:

    . the development of scientific technology for the curing of tobacco so as to prevent, retard or significantly reduce the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily, the tobacco specific nitrosamines;

    . the development of smoked tobacco products that deliver less toxins utilizing tobacco with very low levels of tobacco specific nitrosamines cured using the StarCured(TM) tobacco curing process;

    . the manufacture and sale of discount cigarettes, with activated charcoal filters, through our wholly-owned subsidiary, Star Tobacco & Pharmaceuticals, Inc. and under contract with Brown & Williamson Tobacco Corporation;

    . the development of smokeless tobacco products utilizing StarCured(TM) tobacco with very low levels of tobacco specific nitrosamines (measured in parts per billion); and

    .  the research and development of tobacco cessation products.

   Our central focus is the reduction of the range of serious health hazards associated with the use of tobacco products. Accordingly, our primary corporate mission is to demonstrate the commercial viability of less toxic tobacco products and to encourage other tobacco manufacturers to utilize and/or license the StarCured(TM) tobacco curing technology.

   We are a Delaware corporation. Our common stock is traded on the Nasdaq National Market System. Our corporate offices are located at 801 Liberty Way, Chester, VA 23836. In addition, we have executive, regulatory and scientific offices at 7475 Wisconsin Avenue, Bethesda, Maryland 20814. Our phone number in Chester, Virginia is (804) 530-0535 and in Bethesda, Maryland is (301) 654-8300.

                                  The Offering

 Offerors.........................  Jonnie R. Williams and Irrevocable Trust #1
                                    f/b/o Dr. Francis E. O'Donnell, Jr.,
                                    Kathleen M. O'Donnell, Trustee. This offer
                                    is being made in appreciation for your
                                    participation in our StarCured(TM) tobacco
                                    curing program
 Total number of shares of common
  stock offered by our
  stockholders....................  210,000 shares

 Offerees.........................  Up to 210 farmers who currently have license agreements with us related to the
                                    production of flue-cured StarCured(TM)
                                    tobacco.

 Number of shares offered to each
  recipient of this prospectus....  1,000 shares

 Price payable by you.............  None

 How to accept the offer..........  To accept the offer you must complete the acceptance form and the non-transfer
                                    agreement that you received with this
                                    prospectus. For a full discussion of the
                                    procedures for accepting the offer, see
                                    "Plan of Distribution."

 Restrictions on transfer.........  Your receipt of the shares is conditional on your signing a non-transfer agreement
                                    stating that you will not sell or transfer
                                    the shares for a period of three years. The
                                    non-transfer agreement does contain certain
                                    exceptions, including allowing a bona fide
                                    pledge of the shares to secure
                                    indebtedness. As such, you will not be able
                                    to sell the shares you receive into the
                                    open market for three years from the date
                                    you receive them. See "Transfer
                                    Restrictions" for more information.

 Date of Issuance.................  We anticipate that the shares will be issued to persons who accept this offer on
                                    or before August 13, 2001.

 Number of shares of common stock
  to be outstanding after the
  offering........................  59,741,480 shares of our common stock will remain outstanding after completion of the
                                    offering

 Nasdaq National Market trading
  symbol..........................  STSI

                         Summary Financial Information

   Our summary consolidated financial data for each of the periods in the five-year period ended December 31, 2000 has been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. Our summary consolidated financial data as of and for the three months ended March 31, 2000 and 2001 has been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. This historical financial data is not necessarily indicative of our future results.

                                                                             Three Months
                                                                                 Ended
                                      Year Ended December 31,                  March 31,
                          ------------------------------------------------- ---------------
                               1996       1997     1998     1999     2000    2000    2001
                          -------------- -------  -------  ------- -------- ------- -------
                                       (In thousands, except per share data)
Statement of Operations
 Data:
 Net Sales..............     $34,260     $20,764  $19,445  $99,325 $223,051 $46,513 $37,375
 Cost of goods sold.....      16,150      10,033    7,669   31,879   93,952  14,089  11,043
 Gross Profit...........       4,639       2,920    2,938   33,625   45,508   9,831   9,931
 Operating income
  (loss)................        (321)     (1,752)  (2,812)  16,937   17,648   3,355   4,054
 Net income (loss)......        (753)     (1,986)  (4,196)  11,515   10,041   2,005   2,418
 Basic income (loss) per
  share.................       (0.22)      (0.58)   (0.51)    0.32     0.17    0.03    0.04
 Diluted income (loss)
  per share.............       (0.22)      (0.58)   (0.51)    0.23     0.17    0.03    0.04
 Weighted average shares
  outstanding...........       3,437       3,435    8,327   36,207   59,008  58,774  59,741
                              As of
                          March 31, 2001
                          --------------
                          (In thousands)
Balance Sheet Data:
 Cash and cash
  equivalents...........     $14,469
 Property, plant &
  equipment.............      27,514
 MSA escrow funds.......      11,605
 Total assets...........      68,020
 Current Liabilities....       9,444
 Long-term obligations..      30,741
 Stockholders' equity...      27,835

                                 RISK FACTORS

   Our business and your ownership of our common stock which you may acquire through this offering involves numerous risks and uncertainties. You should carefully consider the following risk factors, as well as other information contained in this prospectus or incorporated by reference into this prospectus, in evaluating an investment in the securities offered by this prospectus. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline.

Risks related to owning our common stock

 You will be required to pay tax if you decide to accept the offer for shares of our common stock.

   If you elect to receive the common stock being offered under this prospectus, you will be required to pay income tax based on the fair market value of the common stock on the date it is issued to you. This tax will be due for calendar year 2001. The fair market value will be equal to the market price of the common stock on the Nasdaq National Market on the day it is issued to you minus a discount due to the fact that the common stock will be subject to transfer restrictions. We obtained an independent determination of the amount of this discount from Witt, Mares & Company, PLC. Witt Mares determined that, given the transfer restrictions contained in the non-transfer agreement together with other factors, including the relatively small number of shares involved, our current market capitalization and the current market price of our common stock, the fair market value of the common stock you will receive will be equal to the market price of such stock on the date of its issuance discounted by 37.5%. We will send to you an IRS Form 1099 stating the fair market value of the common stock being given to you based on this determination. The discount determination we received from Witt Mares will not be binding on the Internal Revenue Service or any state taxing authority, and these entities may determine that you owe additional tax on the shares of our common stock that you receive.

 You will not be able to sell the shares for three years from the date you acquire them.

   Under the terms of the non-transfer agreement, persons who receive the shares of common stock being offered under this prospectus will not be allowed to sell these shares for three years from the date they acquire them, except in certain limited circumstances. As such, if the market value of our stock decreases during that period you will not be able to sell the shares to prevent a further decline in the value of the common stock you hold. Additionally, if the market value of our stock increases during that period you will not be able to sell the shares in order to capture the value of such increase. In addition, while the non-transfer agreement does allow pledging of the shares, a bank or other lender may be reluctant to accept such shares as collateral due to the transfer restrictions.

 The trading price of our common stock is volatile and there is no guarantee that the shares will maintain a certain trading price or volume which would allow you to be able to sell your shares even upon expiration of the restrictions in the non-transfer agreement.

   Since January 2000, the closing trading price of our common stock, which is traded on the Nasdaq National Market, ranged from a high of $7.688 per share to a low of $1.188 per share. There can be no assurance that the market price of our common stock will be maintained or that the volume of trading in our shares will not decrease. Due to these factors, there can be no assurance that you will be able to sell the shares of our common stock you receive on the Nasdaq National Market once the restrictions in the non-transfer agreement expire or, if you are able to sell the shares, that you could sell them at a price per share equal to or higher than the last reported sale price for our common stock which was $2.24 at July 11, 2001.

Risks related to our business and industry

 We are dependent on the domestic tobacco business for substantially all of our revenues.

   Our primary revenues in 1999 and 2000 were derived from sales in the United States of Star Tobacco & Pharmaceutical's ("ST&P") four brands of discount cigarettes. Approximately 10% and 21% of our net sales in 1999 and 2000, respectively, were generated by the sales of very low-tobacco specific nitrosamine ("TSNA") StarCured(TM) tobacco to Brown & Williamson Tobacco Corporation ("B&W"). The U.S. cigarette business has been contracting in recent years. If the U.S. cigarette market continues to contract, we may not have significant tobacco sales abroad or sales of other products to offset these effects. This trend could adversely affect our sales volumes, operating income and cash flows.

 We face competition from other cigarette makers that could adversely affect our results of operations.

   The cigarette industry is highly competitive. Our primary competition for conventional cigarettes is from the "major" cigarette manufacturers, each of which has substantially greater financial and operating resources than we do. We continue to encounter significant competition from several other smaller U.S. manufacturers of cigarettes, as well as importers of cigarettes manufactured in foreign countries. Many of these manufacturers and importers have substantially greater financial, manufacturing, marketing and other resources than we do. While we are not aware of any other company which produces very low-TSNA tobacco for commercial use or incorporates very low-TSNA tobacco into their cigarettes or other tobacco products, other major tobacco companies are expected to follow our lead and the industry has initiated a program that would require all tobacco sold at auction to be cured in a manner that is intended to result in reduced levels of TSNAs. Additionally, our competitors may also develop other less toxic tobacco products that can compete with our very low-TSNA products.

 The very low-TSNA tobacco we market may not be accepted by the marketplace.

   While we have produced and test marketed limited quantities of our very low-TSNA cigarette, Advance(R), and have been encouraged by the initial results, very low-TSNA tobacco may ultimately not be accepted by adult smokers in the national marketplace. Adult smokers may decide not to purchase smoked or smokeless tobacco products made with very low-TSNA tobacco due to taste or other preferences, particularly in light of Star Scientific's decision to introduce its new very low-TSNA cigarette product with an activated carbon/acetate filter which may impact the taste of products in which it is utilized, and due to the extensive health warnings contained on the packaging for some of Star Scientific's products.

 As a cigarette manufacturer, we are subject to significant government regulation.

   Various federal, state and local laws limit the advertising, sale and use of cigarettes, and these laws have proliferated in recent years. If this trend continues, it may have material and adverse effects on our sales volume, operating income and cash flows. In addition, cigarettes are subject to substantial and increasing excise taxes. The federal excise tax on cigarettes will rise from $.34 per pack in 2000 to $.39 per pack in 2002. Additionally, state excise taxes range from $.025 per pack in Virginia to $1.11 per pack in New York. Increased excise taxes may result in declines in overall sales volume. This result could adversely affect our operating income and cash flows.

   In 1996, the FDA promulgated regulations governing the sale and advertising of tobacco products. These regulations were designed primarily to discourage the sale to, and consumption by, adolescents and children. The authority of the FDA to promulgate such regulations was challenged in the federal courts. On March 21, 2000, the United States Supreme Court in a five to four decision held that the Congress has not given the FDA authority to regulate tobacco products as customarily marketed. Given the decision by the Supreme Court it is unclear whether the 107th Congress will act to grant such authority to the FDA, although legislation that would create such authority has already been introduced in Congress.

 We have significant obligations under the Master Settlement Agreement which currently cause us to have to make substantial annual escrow payments.

   On April 13, 2001, we deposited into escrow approximately $13 million to fund our net 2000 purported escrow obligations under the Master Settlement Agreement ("MSA") and specific state statutes that were passed by states that are participating members of the MSA. This is in addition to approximately $11.6 million escrowed by us on April 14, 2000, for our 1999 purported escrow obligations. The so-called "level playing field" statutes require non-participating manufacturers to fund escrow accounts that could be used to satisfy judgments or settlements in lawsuits that may at some future date be filed by the participating states. As a non-participating manufacturer, we will have to pay significant sums into these escrow accounts to fund potential health-related claims. If not used to satisfy judgments or settlements, the funds will be returned to us 25 years after the applicable date of deposit on a rolling basis. We do, however, continue to receive interest earnings on the invested escrowed amounts.

   The failure to place such required amounts into escrow could result in severe penalties to us and potential restrictions on our ability to sell tobacco products within particular states. Because of this purported escrow requirement, a substantial portion of our net income from operations will be unavailable for our use and the amount required to be placed in escrow for each carton sold may exceed the net cash flow generated by each carton sold. This will adversely affect our ability to apply the capital generated from our present cigarette sales toward the further scientific development of tobacco products that deliver less toxins and the growth of our business. In addition, the escrow obligations will impede our ability to distribute dividends to our stockholders.

   We have tried to mitigate the costs of the MSA by focusing our field sales force and seeking to increase market share in states that are not participants in the MSA, among other approaches, to lessen the harmful effects of what we believe to be an unconstitutional compact that impermissibly regulates interstate commerce. Once ST&P sells product to independent distributors it is not in a position to monitor subsequent sales by such entities and it does not do so. However, certain of the Attorneys General in MSA States and the National Association of Attorneys General have taken the position that the Company is responsible to escrow funds for any sales in MSA States whether made by ST&P directly or by a third party to whom ST&P has sold product.

   On December 15, 2000, we filed a lawsuit in the United States District Court for the Eastern District of Virginia requesting that the court declare both the MSA and Virginia's Qualifying Statute unconstitutional and, therefore, invalid. Our complaint challenged the MSA on the grounds that it violates the Interstate Compact Clause and the Commerce Clause of the Constitution of the United States. It challenged the Virginia Qualifying Statute on the grounds that it violates the Equal Protection, Due Process, Takings and Commerce Clauses of the United States Constitution.

   On March 26, 2001, the District Court dismissed our complaint, but in its opinion, the District Court did note that Star "must now suffer as a result of the bad faith of previous market entrants." The District Court further noted that Star "has never been accused of the fraudulent, collusive and intentionally dishonest activities of the Big Four," "was not even in existence during the bulk of the time that these activities were occurring," and has taken "every step to provide complete disclosure about the harmful nature of its products." The District Court also stated that the "financial burden on Star Scientific and others like it may hamper efforts to develop new tobacco technologies." We promptly appealed the District Court's ruling, and continue to believe that the MSA and the Virginia Qualifying Statute are constitutionally flawed.

 We may not be able to maintain our relationship with Brown & Williamson Tobacco Corporation which would materially affect our results of operations and financial condition.

   In October 1999, we entered into a Supply Agreement with B&W under which B&W agreed to purchase StarCured(TM) tobacco in the period 2000-2001, with the right to purchase tobacco from us on a long-term basis in later years. If B&W were to stop purchasing our tobacco that has been cured using the StarCured(TM) tobacco curing process, it could adversely affect our sales volumes, operating income and cash flows.

   In April 2001, we entered into new agreements with B&W which modified and extended our relationship. Under these new agreements, among other things:

  . B&W agreed to take over control of all aspects of the Advance(R) low-TSNA cigarette, including the marketing and rollout of the Advance product. B&W will pay us a royalty on sales of Advance(R).

  . B&W has a 10-year exclusive agreement to market and distribute a new, smokeless hard tobacco "cigalett"(TM) to be produced by us, subject only to our right to simultaneously market a "cigalett"(TM) product. B&W will pay us a royalty based on the number of units sold.

  . B&W will, during 2001 and 2002, pay a royalty on low-TSNA tobacco (other than StarCured(TM) tobacco) used in cigarettes sold in the U.S. that will be used to offset amounts we currently owe B&W. Royalties for B&W's purchases of other low-TSNA tobacco for 2003 onward and StarCured(TM) tobacco will be determined based on the status of our intellectual property and licensing arrangements.

  . From 2001 to 2003, B&W will purchase up to 20 million pounds of StarCured(TM) tobacco annually, some of which may be resold to us.

  . The debt owed by us to B&W has been rescheduled and calls for an interest-free schedule until January 2005 after which a five-year payment and interest schedule will begin. The new agreements contain other provisions relating to the forgiveness of debt based on the commercial success of the "cigalett"(TM) product.

  . B&W will release liens on our intellectual property and other collateral securing our debt to B&W when the overall amount owed is less than $10 million.

   Maintenance of a solid relationship with B&W, and performance of both parties' obligations under the contracts described above, is very important to our business. If either party fails to perform its obligations under these contracts, our business, results of operations, financial condition and prospects could be materially adversely affected.

 Our results of operations and financial condition may be affected by the filing of lawsuits and by our lack of insurance with respect to any liabilities from lawsuits.

   We are not, nor have we ever been, named as a defendant in any legal actions affecting the tobacco industry, including proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes. We believe that the risk of being named a defendant in such a lawsuit is relatively low given the fact that, among other things, we have attempted to consistently present to the public the most current information regarding the health risks of long-term smoking, and we have stated unequivocally that smoking involves a range of serious health risks, is addictive, and that smoked cigarette products can never be produced in a "safe" fashion.

   We may, however, be named as a defendant in the future as there has been a noteworthy increase in the number of these cases pending. Punitive damages, often in amounts ranging into the hundreds of millions, or even billions of dollars, are specifically pleaded in a number of these cases in addition to compensatory and other damages. We maintain product liability insurance which is limited to any claims that tobacco products manufactured by or for us contain any foreign object. Such insurance does not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that such insurance currently can be obtained. Accordingly, our inclusion in any of these actions or any future action could have a material and adverse effect on our financial condition.

 We may not be successful in managing our growth which could materially affect our business, prospects, results of operations and financial condition.

   If we are successful in maintaining and increasing market acceptance for our products, we will be required to manage substantial volume from our customers. To accommodate any such growth and compete effectively, we will be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. We face competition for these people. Our ability to successfully manage such volume also will be dependent on our ability to scale up our tobacco processing and production operations. There can be no assurance that we can overcome the challenge of scaling up our processing and production operations or that our personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to implement and improve our operational, financial and management systems or to attract, integrate, motivate and retain additional employees required by future growth, if any, could have a material and adverse effect on our business and prospects, financial condition and results of operations.

 We may not be successful in protecting our intellectual property rights which may seriously affect our ability to do business as we presently conduct it.

   Our success in commercially exploiting our licensed tobacco curing technology depends in large part on our ability to defend issued patents, to obtain further patent protection for the technology in the United States and other jurisdictions, and to operate without infringing upon the patents and proprietary rights of others. Additionally, we must be able to obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the United States and in foreign countries.

   Patent positions, including our patent positions (owned or licensed), are uncertain and involve complex legal and factual questions for which important legal principles are unresolved. Any conflicts resulting from third party patent applications and patents could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If patents are issued to other companies that contain competitive or conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Such licensing agreements, if required, may be unavailable on acceptable terms or at all. If such licenses are not obtained, we could be delayed in or prevented from pursuing the development or commercialization of our products.

   Litigation which could result in substantial cost may also be necessary to enforce any patents to which we have rights, or to determine the scope, validity and unenforceability of other parties' proprietary rights which may affect our rights. U.S. patents carry a presumption of validity and generally can be invalidated only by clear and convincing evidence. We also may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention, which could result in substantial cost. There can be no assurance that our licensed patents would be held valid by a court or administrative body or that an alleged infringer would be found to be infringing. The mere uncertainty resulting from the institution and continuation of any technology-related litigation or interference proceeding could have a material and adverse effect on our business and prospects.

   We may also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There can be no assurance that these agreements will not be breached or terminated, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

 We are dependent on our key personnel, and if we lose any of them our business may be seriously affected.

   We depend upon the continued services of our senior management team for our continued success. The loss of any one of the Company's Chief Executive Officer, Jonnie R. Williams, the Company's Chairman, President and Chief Operating Officer, Paul L. Perito, the Vice President of Sales and Marketing, David M. Dean, the Company's Chief Financial Officer, Christopher G. Miller, or the Company's General Counsel, Robert E. Pokusa, could have a serious negative impact upon our business and operating results. To minimize the present risk of the loss any one of these senior executives, the Company has hired additional senior management and continues to search for other senior executives who will be able to share some of the responsibilities now assumed by Messrs. Williams, Perito, Miller, Dean and Pokusa.

   Our success depends in large part on its ability to attract and retain, on a continuing basis, consulting services from highly qualified scientific, technical, management, financial and marketing personnel. Competition for such personnel is intense and there can be no assurance that we will be able to attract and retain the personnel necessary for the development and operation of our business. The loss of the services of our key personnel or the termination of our contracts with independent scientific and medical investigators could have a material and adverse effect on our business.

 Our management and large stockholders can exert significant influence over Star Scientific, which may result in our taking certain actions with which you disagree.

   Based upon stock ownership as of March 1, 2001, our executive officers, directors and their associates own an aggregate of approximately 81% of our outstanding shares. As a result, these persons acting together may have the ability to control matters submitted to our stockholders for approval and to control our management and affairs. This concentration of ownership may have the effect of delaying or preventing a change in control of Star Scientific, impede a merger, consolidation, or takeover or other business combination, or discourage a potential acquirer from attempting to obtain control. This concentration of control could also have a negative effect on the market price of our shares.

                           FORWARD LOOKING STATEMENTS

   This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions. These statements reflect our current beliefs and are based upon information currently available to us. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements, and any such statements are qualified by reference to the following factors.

   Among the risks, uncertainties and contingencies we face are:

  . we face significant challenges by operating in the tobacco industry even as a health-oriented tobacco technology company;

  . we may not be able to successfully develop new products that gain market acceptance;

  . we may not be able to raise additional capital to grow our business when needed;

  . we may face disputes concerning our rights to the intellectual property that we use in our business;

  . the tobacco industry may not adopt low-TSNA tobacco as its predominant tobacco rapidly or at all;

  .  we may not be successful in litigation to enforce our patent rights;

  . tobacco companies and others infringing on our patents rights may not enter into sublicensing and royalty agreements;

  . a third party may develop a competitive product that does not infringe on our patent rights;

  . we may not be able to compete effectively with companies that have certain competitive advantages over us;

  . we depend on certain key employees, the loss of any one of whom could materially affect our business;

  . we depend heavily on our relationship with B&W, a key strategic customer, supplier and lender;

  . we have not joined the MSA which may cause us to be exposed to additional litigation and escrow obligations;

  . we cannot guarantee that there will be a liquid market for our shares at a time when you might choose to sell;

  . we may face further regulatory restrictions on the sale and marketing of tobacco products given the health concerns related to the use of tobacco products generally;

  . we may be subject to additional or different regulation under state statutes and any subsequent modification of the MSA;

  .  we may face litigation, including litigation related to the MSA; and

  . our sales may be affected by excise tax increases which may decrease tobacco consumption rates.

   See the additional discussion above under "Risk Factors," and other factors detailed from time to time in our other filings with the SEC. All forward looking statements contained in this prospectus are qualified in their entirety by the above cautionary statements.

                                USE OF PROCEEDS

   The shares of common stock being offered to you are being offered at no cost to you. As such there will be no proceeds to either the offering stockholders or us.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of certain of the federal income tax considerations which may be material to you. This summary is based upon the Internal Revenue Code of 1986, as amended, judicial decisions, final, temporary and proposed treasury regulations and administrative rulings and pronouncements of the Internal Revenue Service. No attempt has been made to comment on all federal income tax matters affecting you. The discussion is not to be construed as tax advice.

   No ruling on the federal, state or local tax considerations relevant to the transfer of the common stock by our stockholders to you, or any other issue relevant to this offering has been, or will be, requested from the IRS or from any other tax authority.

   This summary is based on current legal authority and there is no assurance that legislative or administrative changes or court decisions will not occur which could significantly modify the statements and opinions expressed, possibly with retroactive effect.

   You should consult your own tax advisors regarding the federal, state, local and foreign income tax consequences to you prior to your receipt of our company's common stock.

   Receipt of common stock. Upon your receipt of our common stock, you will realize ordinary income equal to the fair market value of the common stock on the date of receipt. You will be required to pay income tax on the value of the stock transferred to you, even though you cannot sell the stock for three years. Because of the transfer restrictions to be placed on the stock under the non-transfer agreement, as well as other factors, including the relatively small number of shares involved, our current market capitalization and the current market price of our common stock, we anticipate that the fair market value of the stock will be less than the market price of the stock on the day the stock is issued to you.

   Since the fair market value of the common stock you will receive will be discounted from the market price of the common stock on the Nasdaq National Market due, among other things, to the transfer restrictions in the non-transfer agreement, we have obtained an independent determination by Witt Mares of the amount of this discount. Witt Mares determined that the value of the shares to be issued to you should be equal to the market price of the shares on the date of issuance discounted by 37.5%.

   For example, if the market price of our common stock on the date it is issued to you is $3.00, for tax reporting purposes the fair market value of the stock would be equal to the market price of the stock discounted by 37.5%, for a discount of $1.125 per share.

   In other words:

   Market
   price
    per         37.5%       Per share fair        Number of        Total income
   share    -  discount  =   market value   X  shares received  =    reported
   ------      --------     --------------     ---------------     ------------
   $3.00    -   $1.125   =      $1.875      X       1,000       =     $1,875

   Based on the discount determination by Witt Mares, we will send to you an IRS Form 1099 stating the value of the common stock being given to you. You may use the information on the Form 1099 when you report the value of your stock to the IRS; however, the discount determined by Witt Mares and the final value of the common stock that we report to you on a Form 1099 are not binding on the IRS or any other taxing agency. The IRS or other taxing agencies may conclude that the value of the stock is higher than the value reported to you on a Form 1099 which may result in your owing additional tax.

   Your basis in common stock. Your basis in our common stock is relevant in determining your gain or loss on the future sale or other disposition of our common stock. The amount reported by you as the common stock's fair market value will constitute your income when you receive the shares, and will also be your basis in the common stock for federal income tax purposes.

   Distributions from Star Scientific. If we were to pay dividends on our common stock or otherwise distribute cash to holders of our common stock, the amount of any cash distribution received by you with respect to our common stock would be treated as a dividend, and taxable as ordinary income to you, to the extent of our earnings and profits. To the extent that the amount of such distribution exceeds our earnings and profits, the excess first will be treated as a return of capital that will reduce your basis in our common stock. Any remaining amount after your basis has been reduced to zero will be taxable as a capital gain.

   Sale of common stock. A sale or other disposition of our common stock will normally be a taxable event. Upon a future sale or disposition, you will realize a gain or loss equal to the difference between your basis in the shares of common stock sold by you, and the amount realized from such sale. Assuming such sale occurs more than one year after the date of receipt, the gain or loss will constitute a long-term capital gain or loss, as the case may be.

   State, local and foreign income taxes. In addition to the federal income tax consequences described above, you should consider potential state, local and foreign tax consequences of the receipt of our shares and are urged to consult your individual tax advisor in this regard.

   The summary tax consequences set forth above are for general information only and do not address the circumstances of any particular recipient. You should consult your own tax advisor as to the specific tax consequences, of the receipt, ownership and disposition of our common stock including the application of any state, local and foreign tax laws.

                             TRANSFER RESTRICTIONS

   In order to accept the offer to you of 1,000 shares, you will be required to sign a non-transfer agreement. Under the terms of the non-transfer agreement, you may not sell or transfer the shares you receive for three years from the date you receive them. These restrictions may end prior to the end of the three-year period if there is a "change in control" of Star Scientific, which will happen if:

  . after a merger or consolidation with or into another company, the stockholders of Star Scientific prior to the merger or consolidation hold less than 50% of the voting stock of the surviving company;

  . we sell substantially all of our assets or assets representing over 50% of our operating revenue; or

  . a person who is not currently a "controlling person" (as defined in the non-transfer agreement) of Star Scientific becomes the owner of more than 50% of our outstanding common stock or otherwise becomes a controlling person of Star Scientific.

                             OFFERING STOCKHOLDERS

   The shares being offered in this prospectus are being offered to you by Jonnie R. Williams and Irrevocable Trust #1 f/b/o Dr. Francis E. O'Donnell, Jr., Kathleen M. O'Donnell, Trustee (the "Trust"). Mr. Williams is currently a director of the Company and our Chief Executive Officer. Mr. Williams and Dr. O'Donnell were the founders of our company.

   Mr. Williams and Dr. O'Donnell are the owners of Regent Court Technologies, which owns 1.1 million shares of our common stock, and from which we license the StarCured(TM) tobacco curing technology under a license agreement. The license agreement provides, among other things, for the grant of an exclusive, worldwide, irrevocable license to the Company, with the right to grant sublicenses, to make, use and sell tobacco and products containing tobacco under the Regent Court's patent rights and know-how, whether such patent rights and know-how are now in existence or hereinafter developed. The license granted is perpetual, subject to certain termination rights. This license includes inventions of Regent Court and its affiliates during the term of the license agreement relating to the production, treatment or curing of tobacco, or a method of manufacturing a product containing tobacco, and of extracting one or more substances from tobacco for the purpose of incorporating such substance or substances in a product or products.

   We are obligated to pay to Regent Court a royalty of 2% on all net sales of products by us and any affiliated sublicensees, and 6% on all fees and royalties received by us from unaffiliated sublicensees, less any related research and development costs incurred by us. We paid no royalties under the license agreement in 1999 or 2000 and Regent Court waived all royalties payable to it under the license agreement through April 9, 2001. Royalties accruing after April 9, 2001 will be payable to Regent Court. The license agreement also obligates us to prosecute and pay for United States and foreign patent rights.

   The chart below shows the number of shares owned by each of Mr. Williams and the Trust prior to the offering, the amount offered in this prospectus, the number of shares that will be owned by each of them after the offering is concluded, assuming all of the offerees accept their offer of 1,000 shares, and the percentage of common stock to be owned by each of them after the offering is concluded.

                                   Shares                 Shares
                                Beneficially           Beneficially Percentage
                                Owned Prior    Amount  Owned After  Owned After
   Name                         to Offering    Offered   Offering    Offering
   ----                         ------------   ------- ------------ -----------
   Jonnie R. Williams..........  16,945,264(1) 105,000  16,840,264     28.2%
   Irrevocable Trust #1 f/b/o
   Dr. Francis E. O'Donnell,
   Jr., Kathleen M. O'Donnell,
   Trustee.....................  18,830,576(2) 105,000  18,725,576     31.7%

--------
(1) Includes 15,845,264 shares held by Mr. Williams. Also includes 1,100,000 shares held by Regent Court of which Mr. Williams is deemed to have beneficial ownership by virtue of his membership in Regent Court and over which he shares voting and investment power with Dr. O'Donnell.
(2) Includes 18,830,576 shares of common stock owned by a trust for the benefit of Dr. Francis E. O'Donnell, Jr. over which Kathleen M. O'Donnell has sole voting and investment power.

                              PLAN OF DISTRIBUTION

   Mr. Williams and the Trust are offering to transfer 1,000 shares to you. This offer is being made in appreciation for your participation in our StarCured(TM) tobacco curing program. It is felt that this offer was an appropriate way to give you an opportunity to participate more fully in our efforts at Star Scientific to develop tobacco products that deliver less toxins.

   You will not be required to make any cash payment to Mr. Williams, the Trust or Star Scientific in order to receive these shares. There will, however, be tax consequences if you choose to accept the shares, which are discussed above under "Federal Income Tax Consequences." In addition, you will not be free to sell or transfer the shares you receive for three years from the date you receive the shares, as discussed above under "Transfer Restrictions." If you choose to accept the offer, please complete the acceptance form and the non-transfer agreement and return them in the enclosed envelope to:

                             Star Scientific, Inc.
                             Attention: Sara Machir
                              7475 Wisconsin Ave.
                                   Suite 850
                            Bethesda, Maryland 20814
                                 (301) 654-8300

   Return of the acceptance form and the non-transfer agreement is the only way to accept the offer of 1,000 shares. The offer will expire at 5:00 p.m. eastern daylight time on August 13, 2001. Your acceptance form and non-transfer agreement must be received prior to that time. Any acceptance forms received after that time, or acceptance forms received without signed non-transfer agreements, will not be valid and will be returned to you.

   If you send an acceptance form before August 13, 2001, you may retract your acceptance by sending a letter to the above address. In order to validly retract your acceptance, your letter must be received no later than 5:00 p.m. eastern daylight time on August 13, 2001.

   Each person who returns a properly completed acceptance form and non-transfer agreement on time will be entitled to receive 1,000 shares of our common stock. The shares will all be distributed at one time as soon as practicable after the expiration of the offering on August 13, 2001. As a result of this distribution, you will receive, at the address specified in your acceptance, a stock certificate from Wells Fargo Shareholder Services, our stock transfer agent.

   We estimate that the amount of fees and expenses to be paid in connection with this distribution are $37,000, and these amounts will be paid by Star Scientific.

                                    EXPERTS

   The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from our annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2000 have been audited by Aidman, Piser & Company, P.A. as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Atlanta, Georgia.

           WHERE YOU CAN FIND MORE INFORMATION ABOUT STAR SCIENTIFIC

   We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

   The SEC allows us to "incorporate by reference" into this prospectus information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of the registration statement will be deemed to be incorporated by reference into this prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any later dated document which is incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1. Our Annual Report on Form 10-K for the year ended December 31, 2000, as amended by our Form 10-K/A filed on June 21, 2001;

  2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  3. Our Current Report on Form 8-K filed on May 17, 2001; and

  4. Amendment #1 to Our Registration Statement on Form 8-A filed on June 21, 2001.

   We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

                             Star Scientific, Inc.
                             Attention: Sara Machir
                              7475 Wisconsin Ave.
                                   Suite 850
                            Bethesda, Maryland 20814
                                 (301) 654-8300

                         INDEX TO FINANCIAL STATEMENTS

                                                                        Page No.
                                                                        --------
Consolidated Balance Sheets............................................    F-2


Consolidated Statements of Operations..................................    F-3


Consolidated Statements of Stockholders' Equity........................    F-4


Consolidated Statements of Cash Flows..................................    F-7


Notes to Consolidated Financial Statements.............................   F-10

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Star Scientific, Inc. and Subsidiaries
Chester, Virginia

   We have audited the accompanying consolidated balance sheets of Star Scientific, Inc. and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Note 14, the Company elected not to join in the Master Settlement Agreement ("MSA") among forty-six states, several U.S. territories and a number of tobacco manufacturers, as a Subsequent Participating Manufacturer. As a result thereof, the Company is purportedly required to annually contribute funds into escrow under statutes which the MSA required participating states to pass if they were to receive the full benefits of the settlement. Such escrowed funds will be available to pay judgments in tobacco-related litigation, if any, filed by the states and, if not used, returned to the Company in twenty-five years. The Company's 2000 net escrow obligation of approximately $13,000,000 was funded on April 13, 2001, and this escrow funding obligation may increase in future years.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Star Scientific, Inc. and Subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

                                          /s/ AIDMAN, PISER & COMPANY, P.A.

January 19, 2001
(except for Notes 5, 6 and 14 for which
the date is April 25, 2001)
Tampa, Florida

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                           December 31,
                                          March 31,   ------------------------
                                            2001         2000         1999
                                         -----------  -----------  -----------
                                         (Unaudited)
                 ASSETS
                 ------
Current assets:
  Cash and cash equivalents............. $14,469,358  $16,746,599  $17,205,248
  Accounts receivable, trade............   5,227,935    5,472,503    3,599,965
  Inventories...........................   5,072,314    5,945,157    3,570,609
  Prepaid expenses and other current
   assets...............................     588,348      443,565      338,790
  Deferred tax asset....................     200,000      320,000    2,303,000
                                         -----------  -----------  -----------
    Total current assets................  25,557,955   28,927,824   27,017,612
Property, plant and equipment, net......  27,514,147   27,400,960   10,974,029
Intangibles, net of accumulated
 amortization, (2001, $246,332; 2000,
 $236,017; 1999, $205,217)..............     768,099      709,969      338,043
Other assets............................     113,197      823,328      296,263
Deferred tax asset......................         --           --        83,000
Deposits on property and equipment......   2,461,446          --           --
MSA escrow fund.........................  11,605,155   11,605,155          --
                                         -----------  -----------  -----------
                                         $68,019,999  $69,467,236  $38,708,947
                                         ===========  ===========  ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------
Current liabilities:
  Notes payable......................... $       --   $15,950,000  $       --
  Current maturities of long-term debt..      62,133      111,176      275,000
  Accounts payable, trade...............   2,505,816    3,180,976    3,492,755
  Federal excise taxes payable..........   4,510,713    6,481,351    1,476,524
  Accrued expenses......................   1,764,601    2,593,396    1,442,521
  Income taxes payable..................     601,030    1,702,000    6,198,000
  Customer deposit......................         --           --     6,000,000
                                         -----------  -----------  -----------
    Total current liabilities...........   9,444,293   30,018,899   18,884,800
Lease liability.........................      90,986          --           --
Deferred tax liability..................   1,500,000      900,000          --
Notes payable...........................  15,950,000          --           --
Long-term debt, less current
 maturities.............................  13,200,000   13,272,332    7,504,679
                                         -----------  -----------  -----------
    Total liabilities...................  40,185,279   44,191,231   26,389,479
                                         -----------  -----------  -----------
Commitments and contingencies
Stockholders' equity:
  Common stock(A).......................     597,414      597,414      587,492
  Preferred stock(B)....................         --           --           --
  Additional paid-in capital............  13,390,388   13,250,166   10,631,876
  Retained earnings.....................  16,646,918   14,228,425    4,187,906
  Notes receivable, officers............  (2,800,000)  (2,800,000)  (3,087,806)
                                         -----------  -----------  -----------
    Total stockholders' equity..........  27,834,720   25,276,005   12,319,468
                                         -----------  -----------  -----------
                                         $68,019,999  $69,467,236  $38,708,947
                                         ===========  ===========  ===========

--------
(A) ($.01 par value, 100,000,000 shares authorized, 59,741,460 shares issued and outstanding in 2001 and 2000 and 58,749, 200 shares issued and outstanding in 1999.)

(B) (Class A, convertible; $.01 par value, 4,000 shares authorized, no shares issued and outstanding; Series B, convertible; $.01 par value 15,000 shares authorized, no shares issued and outstanding.)

                See notes to consolidated financial statements.

                     STAR SCIENTIFIC, INC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                            Three months ended
                                March 31,                 Year ended December 31,
                          ------------------------  --------------------------------------
                             2001         2000          2000         1999         1998
                          -----------  -----------  ------------  -----------  -----------
                          (Unaudited)  (Unaudited)
Net sales...............  $37,374,606  $46,513,142  $223,051,180  $99,324,789  $19,445,491
Less:
  Cost of goods sold....   11,043,087   14,089,398    93,951,534   31,878,879    7,669,428
  Excise taxes on
   products.............   16,400,212   22,592,325    83,591,686   33,821,112    8,837,868
                          -----------  -----------  ------------  -----------  -----------
Gross profit............    9,931,307    9,831,419    45,507,960   33,624,798    2,938,195
                          -----------  -----------  ------------  -----------  -----------
Operating expenses:
  Marketing and
   distribution.........    2,365,648    3,412,792    12,973,670    6,253,265    1,198,757
  General and
   administrative.......    2,923,121    2,959,701    13,183,842    9,899,165    3,173,991
  Research and
   development..........      588,265      103,500     1,702,310      535,782    1,377,657
                          -----------  -----------  ------------  -----------  -----------
   Total operating
    expenses............    5,877,034    6,475,993    27,859,822   16,688,212    5,750,405
                          -----------  -----------  ------------  -----------  -----------
Operating income
 (loss).................    4,054,273    3,355,426    17,648,138   16,936,586   (2,812,210)
                          -----------  -----------  ------------  -----------  -----------
Other income (expenses):
  Interest income.......      406,813      233,354     1,236,628      227,648       17,167
  Other.................        2,686          --            --           --           --
  Interest expense......     (460,779)    (206,993)   (1,828,247)     (85,604)    (255,113)
  Loss on disposal of
   assets...............          --       (26,525)          --           --      (425,316)
                          -----------  -----------  ------------  -----------  -----------
                              (51,280)        (164)     (591,619)     142,044     (663,262)
                          -----------  -----------  ------------  -----------  -----------
Income (loss) from
 continuing operations
 before income taxes....    4,002,993    3,355,262    17,056,519   17,078,630   (3,475,472)
Income tax expense......    1,584,500    1,350,000     7,016,000    5,564,000          --
                          -----------  -----------  ------------  -----------  -----------
Income (loss) from
 continuing operations..    2,418,493    2,005,262    10,040,519   11,514,630   (3,475,472)
Discontinued operations:
  Loss from discontinued
   operations (no
   applicable income
   taxes)...............          --           --            --           --      (751,080)
  Loss on disposal of
   business segment (no
   applicable income
   taxes)...............          --           --            --           --      (221,290)
                          -----------  -----------  ------------  -----------  -----------
Income (loss) before
 extraordinary item.....    2,418,493    2,005,262    10,040,519   11,514,630   (4,447,842)
Extraordinary gain from
 extinguishment of debt
 (no applicable income
 taxes).................          --           --            --           --       251,767
                          -----------  -----------  ------------  -----------  -----------
Net income (loss).......  $ 2,418,493  $ 2,005,262  $ 10,040,519  $11,514,630  $(4,196,075)
                          ===========  ===========  ============  ===========  ===========
Basic income (loss) per
 common share:
  Continuing
   operations...........  $      0.04  $      0.03  $        .17  $       .32  $      (.42)
  Discontinued
   operations...........          --           --            --           --          (.12)
  Extraordinary gain....          --           --            --           --           .03
                          -----------  -----------  ------------  -----------  -----------
  Net income (loss).....  $      0.04  $      0.03  $        .17  $       .32  $      (.51)
                          ===========  ===========  ============  ===========  ===========
Diluted income (loss)
 per share..............  $      0.04  $      0.03  $        .17  $       .23  $      (.51)
                          ===========  ===========  ============  ===========  ===========
Weighted average shares
 outstanding--basic.....   59,741,460   58,774,077    59,008,127   36,207,390    8,327,345
                          ===========  ===========  ============  ===========  ===========
Weighted average shares
 outstanding--diluted...   61,769,523   62,391,461    60,645,061   50,301,998    8,327,345
                          ===========  ===========  ============  ===========  ===========

                See notes to consolidated financial statements.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                    Preferred
                      Stock
                  --------------
                                                                    Retained
                    Series B        Common Stock      Additional    Earnings     Treasury Stock
                  -------------- -------------------   Paid-In    (Accumulated  ------------------   Unearned
                  Shares  Amount  Shares    Amount     Capital      Deficit)      Shares    Amount Compensation    Total
                  ------  ------ --------- ---------  ----------  ------------  ----------  ------ ------------ -----------
Balances,
 January 1,
 1998...........     --    $--         200 $ 383,557  $1,004,607  $(3,130,649)         --    $--     $    --    $(1,742,485)
Conversion of
 debt to
 equity.........                 1,402,550    14,026     483,623                                                    497,649
Reverse merger
 and
 reorganization..                3,434,990  (349,205)   (117,577)                                                  (466,782)
Stock issued
 pursuant to
 merger.........  13,831    138                             (138)                                                       --
Mandatory
 redeemable
 preferred stock
 converted to
 common.........                   232,000     2,320     229,680                                                    232,000
Increase of
 Series A
 Preferred Stock
 to Redemption
 value..........                                         (19,000)                                                   (19,000)
Exchange of
 preferred stock
 for common.....     305      3                               (3)               (1,000,000)                      (1,000,000)
Shares gifted to
 company and
 retired........  (1,144)   (11)                              11                                                        --
Issuance of
 common stock
 pursuant to
 private
 placements.....     763      8  4,400,000    44,000   3,905,992                 1,000,000                        4,950,000
Issuance of
 preferred stock
 pursuant to
 private
 placements.....     304      3                          999,997                                                  1,000,000
Stock issuance
 costs..........                                        (220,000)                                                  (220,000)
Stock issued for
 current and
 future
 services.......      25      2    350,000     3,500     401,200                                      (79,167)      325,535
Net loss for the
 year...........                                                   (4,196,075)                                   (4,196,075)
                  ------   ----  --------- ---------  ----------  -----------   ----------   ----    --------   -----------
Balances,
 December 31,
 1998...........  14,084   $143  9,819,740 $  98,198  $6,668,392  $(7,326,724)         --    $--     $(79,167)  $  (639,158)
                  ======   ====  ========= =========  ==========  ===========   ==========   ====    ========   ===========



                See notes to consolidated financial statements.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                       Preferred
                         Stock
                     ---------------
                                                                         Retained
                        Series B         Common Stock     Additional     Earnings                    Notes
                     ---------------  -------------------   Paid-In    (Accumulated    Unearned   Receivable,
                     Shares   Amount    Shares    Amount    Capital      Deficit)    Compensation  Officers       Total
                     -------  ------  ---------- -------- -----------  ------------  ------------ -----------  -----------
Balances, December
 31, 1998, carried
 forward...........   14,084  $ 143    9,819,740 $ 98,198 $ 6,668,392  $(7,326,724)    $(79,167)  $       --   $  (639,158)
Conversion of
 preferred stock to
 common............  (14,084)  (143)  46,217,500  462,175    (462,032)
Amortization of
 unearned stock-
 based
 compensation......                                                                      79,167                     79,167
Mandatory
 redeemable
 preferred stock
 converted to
 common............                       20,000      200      43,800                                               44,000
Issuance of stock..                    2,000,000   20,000   1,980,000                              (2,000,000)         --
Stock issued for
 services..........                       39,000      390      97,405                                               97,795
Issuance of common
 stock to
 charitable
 organizations.....                      130,000    1,300     767,342                                              768,642
Common stock
 options and stock
 purchase rights
 issued............                                           536,278                                              536,278
Warrants
 exercised.........                      522,960    5,229   1,040,691                                            1,045,920
Stock issuance
 costs associated
 with warrants.....                                           (40,000)                                             (40,000)
Note receivable
 issued............                                                                                (1,087,806)  (1,087,806)
Net income.........                                                     11,514,630                              11,514,630
                     -------  -----   ---------- -------- -----------  -----------     --------   -----------  -----------
Balances, December
 31, 1999..........      --   $ --    58,749,200 $587,492 $10,631,876  $ 4,187,906     $    --    $(3,087,806) $12,319,468
                     =======  =====   ========== ======== ===========  ===========     ========   ===========  ===========


                 See notes to consolidated financial statements

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                   AND THE THREE MONTHS ENDED MARCH 31, 2001

                             Common Stock     Additional                 Notes
                          -------------------   Paid-In    Retained   Receivable,
                            Shares    Amount    Capital    Earnings    officers       Total
                          ---------- -------- ----------- ----------- -----------  -----------
Balances, December 31,
 1999, carried forward..  58,749,200 $587,492 $10,631,876 $ 4,187,906 $(3,087,806) $12,319,468
Collection of note
 receivable.............         --       --          --          --    1,087,806    1,087,806
Note receivable issued..         --       --          --          --     (800,000)    (800,000)
Issuance of common stock
 options and warrants...         --       --      648,692         --                   648,692
Options exercised.......      24,820      248      44,392         --                    44,640
Warrants exercised......     967,440    9,674   1,925,206         --                 1,934,880
Net income..............         --       --               10,040,519               10,040,519
                          ---------- -------- ----------- ----------- -----------  -----------
Balances December 31,
 2000...................  59,741,460  597,414  13,250,166  14,228,425  (2,800,000)  25,276,005
Issuance of common stock
 options................         --       --      140,222         --          --       140,222
Net income..............         --       --          --    2,418,493         --     2,418,493
                          ---------- -------- ----------- ----------- -----------  -----------
Balances March 31,
 2001...................  59,741,460 $597,414 $13,390,388 $16,646,918 $(2,800,000) $27,834,720
                          ========== ======== =========== =========== ===========  ===========




                 See notes to consolidated financial statements

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           Three Months Ended
                                March 31,                 Year Ended December 31,
                         ------------------------  ---------------------------------------
                            2001         2000          2000          1999         1998
                         -----------  -----------  ------------  ------------  -----------
                         (Unaudited)  (Unaudited)
Operating activities:
  Net income (loss)..... $ 2,418,493  $ 2,005,262  $ 10,040,519  $ 11,514,630  $(4,196,075)
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by (used in)
   operating activities:
   Depreciation and
    amortization........     182,624      459,566     2,211,143       745,205      359,135
   Amortization of
    intangibles and
    other non-cash
    charges.............         --           --         58,251        38,546    1,062,794
   Deferred income
    taxes...............     720,000      180,000     2,966,000    (2,386,000)         --
   Loss on fixed asset
    disposal............         --        26,525
   Stock-based
    compensation
    expense.............     140,221       32,250       578,892     1,481,882      325,535
   Extraordinary gain on
    extinguishment of
    debt................         --           --            --            --      (251,767)
   Increase (decrease)
    in cash resulting
    from changes in:
    Accounts receivable,
     trade..............     244,568   (5,927,636)   (1,872,538)   (2,034,237)    (790,560)
    Inventories.........     872,843      223,014    (2,374,548)   (2,934,153)     (31,064)
    Prepaid expenses and
     other current
     assets.............    (144,783)    (302,278)     (104,775)     (168,786)    (164,137)
    Note receivable,
     officer............         --           --        287,806           --           --
    Accounts payable....    (675,160)     718,345      (311,669)      976,097      (57,582)
    Federal excise taxes
     payable............  (1,970,638)   4,543,476     5,004,827       599,649      517,092
    Accrued expenses....    (828,794)    (235,988)    1,150,875       796,406      561,007
    Income taxes
     payable............  (1,100,970)  (4,050,000)   (4,496,000)    6,198,000          --
    Customer deposit....         --           --            --      6,000,000          --
                         -----------  -----------  ------------  ------------  -----------
Net cash provided by
 (used in) operating
 activities.............    (141,596)  (2,327,464)   13,138,783    20,827,239   (2,665,622)
                         -----------  -----------  ------------  ------------  -----------
Investing activities:
  Collections of notes
   receivable...........         --         5,923           --         17,213        1,915
  Purchases of property,
   plant and equipment..    (267,812)  (6,737,750)  (18,572,964)  (10,014,665)    (454,888)
  Proceeds from disposal
   of property and
   equipment............         --        13,450         5,102           --       175,000
  Acquisition of
   intangible assets....         --           --       (332,927)     (240,681)     (48,815)
  Deposits on property
   and equipment........  (1,768,999)    (410,613)     (527,065)     (193,700)         --
  Patent costs
   incurred.............     (68,445)         --            --            --           --
  Note receivable from
   officer..............         --           --            --     (1,087,806)         --
                         -----------  -----------  ------------  ------------  -----------
Net cash used in
 investing activities...  (2,105,256)  (7,128,990)  (19,427,854)  (11,519,639)    (326,788)
                         -----------  -----------  ------------  ------------  -----------

                                                                     (Continued)

                 See notes to consolidated financial statements

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

                          Three Months Ended March 31,          Year Ended December 31,
                          ------------------------------  --------------------------------------
                               2001            2000           2000         1999         1998
                          --------------  --------------  ------------  -----------  -----------
                           (Unaudited)     (Unaudited)
Financing activities:
  Payments on line of
   credit, net..........  $          --   $          --   $        --   $       --   $(1,095,801)
  Proceeds from notes
   payable..............             --              --     15,950,000          --           --
  Proceeds from long-
   term debt............             --        6,028,000        28,000    7,172,000          --
  Payments on long-term
   debt.................         (30,389)        (72,788)     (521,943)    (382,967)    (550,023)
  Proceeds from sale of
   stock................             --           19,640     1,979,520    1,045,920    4,950,000
  Loan costs paid.......             --          (43,852)          --           --           --
  Stock offering costs
   paid.................             --              --            --       (40,000)    (220,000)
                          --------------  --------------  ------------  -----------  -----------
Net cash provided by
 (used in) financing
 activities.............         (30,389)      5,931,000    17,435,577    7,794,953    3,084,176
                          --------------  --------------  ------------  -----------  -----------
Deposits to MSA Escrow
 fund...................             --              --    (11,605,155)         --           --
                          --------------  --------------  ------------  -----------  -----------
Increase (decrease) in
 cash and cash
 equivalents............      (2,277,241)     (3,525,454)     (458,649)  17,102,553       91,766
Cash and cash
 equivalents, beginning
 of period..............      16,746,599      17,205,248    17,205,248      102,695       10,929
                          --------------  --------------  ------------  -----------  -----------
Cash and cash
 equivalents, end of
 period.................  $   14,469,358  $   13,679,794  $ 16,746,599  $17,205,248  $   102,695
                          ==============  ==============  ============  ===========  ===========
Supplemental disclosure
 of cash flow
 information:
  Cash paid during the
   period for:
  Interest..............  $      286,036  $      161,792  $  1,581,348  $   123,119  $   254,713
                          ==============  ==============  ============  ===========  ===========
  Income taxes..........  $    1,684,500  $    5,220,000  $  8,502,000  $ 1,752,000  $       --
                          ==============  ==============  ============  ===========  ===========
Supplemental schedule of
 non-cash investing and
 financing activities:
  Purchase of fixed
   assets financed by
   capital leases.......  $          --   $          --   $     97,772  $       --   $       --
                          ==============  ==============  ============  ===========  ===========
  Conversion of debt to
   equity...............  $          --   $          --   $        --   $       --   $   497,649
                          ==============  ==============  ============  ===========  ===========
  Conversion of
   redeemable preferred
   stock to equity......  $          --   $           --  $        --   $    44,000  $   232,000
                          ==============  ==============  ============  ===========  ===========
  Notes payable reduced
   by proceeds from
   equipment sale.......  $          --   $          --   $        --   $   255,000  $       --
                          ==============  ==============  ============  ===========  ===========

                                                                     (Continued)

                 See notes to consolidated financial statements

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

                            Three months ended
                                 March 31,          Year ended December 31,
                          ----------------------  ---------------------------
                             2000        1999        2001    2000    1998
                          ----------- ----------  ---------- ---- -----------
                          (Unaudited) (Unaudited)
Acquisition (reverse
 merger):
  Fair value of assets
   acquired..............    $--         $--      $      --  $--  $ 1,237,238
  Liabilities assumed....     --          --             --   --   (2,001,688)
                             ----        ----     ---------- ---- -----------
  Excess assigned to
   goodwill..............    $--         $--      $      --  $--  $   764,450
                             ====        ====     ========== ==== ===========
Warrants issued in
 connection with patent
 costs...................    $--         $--      $   69,800 $--  $       --
                             ====        ====     ========== ==== ===========
Customer deposit
 converted to short-term
 note payable............    $--         $--      $6,000,000 $--  $       --
                             ====        ====     ========== ==== ===========



                See notes to consolidated financial statements.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. Summary of significant accounting policies:

 Organization and basis of presentation:

   Star Scientific, Inc. and Subsidiaries was formerly known as Eye Technology, Inc. and Subsidiaries (the "Company"). In December 1998, the Company changed its name to Star Scientific, Inc.

   On February 6, 1998, the Company and its subsidiaries, entered into a stock exchange agreement with the stockholders of Star Tobacco & Pharmaceuticals, Inc. ("Star"), a privately owned corporation and Star became a subsidiary of the Company. Under the agreement, Star stockholders exchanged all of their common stock for 13,831 shares of Series B Preferred Stock, par value $.01 per share. When converted, this stock would equal 46,127,500 shares of common stock, or approximately 90% of the outstanding common stock of the Company and its subsidiaries as of the conversion date. As the former stockholders of Star held the larger portion of the voting rights of the combined corporation, the transaction was recorded as a reverse acquisition with Star as the accounting acquirer. The merger was recorded using the historical cost basis for the assets and liabilities of Star, as adjusted, and the estimated fair value of the Company's and its subsidiaries assets and liabilities. The excess of the Company's and its subsidiaries' liabilities assumed over assets acquired of $764,450 was assigned to goodwill which was being amortized over five years until the disposal of this business segment (see Note 2) at which time the goodwill was written off.

   The accompanying consolidated financial statements include the accounts of Star, and the Company and its Subsidiaries. All intercompany accounts and transactions have been eliminated. The results of operations of the Company are included in the accompanying consolidated financial statements from the date of acquisition.

   The following summarized pro-forma information assumes the acquisition had occurred as of January 1, 1998.

                                                                      1998
                                                                   -----------
   Net sales...................................................... $20,134,099
   Operating loss................................................. $(3,299,669)
   Net loss....................................................... $(4,209,784)
   Basic and diluted loss per share............................... $      (.51)

 Unaudited interim financial statements:

   In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the three month periods ended March 31, 2001 and 2000 herein presented have been included. The results of operations for the three months ended March 31, 2001 and 2000 are not necessarily indicative of the results for a full year.

 Nature of business:

   Star has been engaged since 1990 in the manufacture and sale of tobacco products. Since 1994, Star has engaged in extensive research and development activities relating to (1) the development of proprietary scientific technology for the curing of tobacco so as to prevent or retard the formation of certain toxic carcinogens present in tobacco and tobacco smoke, namely, the tobacco specific nitrosamines, (2) the development of less toxic and potentially less harmful tobacco products which have been cured pursuant to licensed patented technology (3) the manufacture and sale of discount cigarettes, without additives, and with activated charcoal filters (4) the development of very low nitrosamine smokeless tobacco products and (5) the

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

research and continued development of tobacco-smoking cessation products. Through the year ended December 31, 1998, the Company had not yet marketed or received any revenues from products developed from its research and development activities.

   Star had sales to a major domestic tobacco company which represented approximately 21% and 9% of net sales in 2000 and 1999, respectively (See Note
5). Star had purchases from this same company which represented 32% and 21% of cost of sales in 2000 and 1999, respectively. The Company also borrowed $15,950,000 and $7,172,000 in 2000 and 1999, respectively, from this same company to finance property, plant and equipment acquisitions (See Notes 5 and 6).

 Advertising Costs:

   Advertising costs are expensed as incurred and are included in marketing and distribution expenses. Advertising costs were $197,000, $36,000, and $38,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

 Use of estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

 Cash equivalents:

   For purposes of the statement of cash flows, the Company classifies all highly liquid investments with an original maturity of three months or less as cash equivalents.

 MSA Escrow fund:

   Cash deposits restricted pursuant to the Master Settlement agreement are reflected as a non-current asset in the accompanying balance sheets. All interest earned on this account is unrestricted and reflected in current earnings.

 Inventories:

   Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

 Property, plant and equipment:

   Property, plant and equipment are recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives of three to seven years for office equipment and machinery and equipment and thirty-nine years for buildings and improvements. Depreciation for barns is determined using the units of production method over the estimated useful life of ten years.

 Intangibles:

   Intangibles consist primarily of licensing costs, patents and trademarks and packaging design costs. Intangibles are amortized using the straight-line method over a period of 15 years for trademarks, 17 years for patents and licensing costs and 5 years for packaging design costs.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

 Income taxes:

   Star was an S Corporation from inception through February 6, 1998 for federal income tax purposes. As a result of the change in ownership previously discussed Star became a C Corporation effective February 6, 1998. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

 Employee stock-based compensation:

   During 1999, the Company adopted the accounting and disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which requires use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (warrants and options). There were no stock-based compensation transactions with employees in 1998 that would have been subject to the accounting or disclosure provisions of FAS 123.

 Segment reporting:

   During 1999, the Company commenced operations in a new business segment and, as a result, adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS131"). FAS 131 establishes standards for reporting information about operating segments in annual financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company has identified these segments based on the nature of business conducted by each. The identifiable segments at March 31, 2001 are 1) the manufacture and sale of discount cigarettes to wholesalers, and 2) the sale of tobacco cured utilizing the Company's proprietary technology. This second segment also includes costs incurred in the research and development of methods of manufacturing less toxic and potentially less harmful tobacco products.

 Net income (loss) per common share:

   Basic income (loss) per common share is computed using the weighted-average number of common shares outstanding.

   Diluted earnings per share is computed assuming conversion of all preferred stock and potentially dilutive stock options and warrants. Potential common shares outstanding are excluded from the computation if their effect is antidilutive.


 Revenue recognition:

   Revenue is recognized when products are delivered to customers and title passes. The Company also records appropriate provisions for uncollectible accounts and credit for returns.

 Shipping costs:

   Shipping costs are included in marketing and distribution expenses and aggregated approximately $2,700,000, $2,000,000 and $500,000 in 2000, 1999, and
1998, respectively.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

2. Discontinued operations:

   On December 30, 1998, the Company completed the sale of its ophthalmic and intraocular business. As a result thereof, the Company recorded an after tax loss on the disposal of $221,290. Results of operations of the discontinued business segment have been classified as discontinued operations from the date of the Eye Technology, Inc. acquisition in February 1998 through December 31, 1998.

   Net sales and loss from discontinued operations are as follows for 1998:

   Net sales.......................................................... $629,715
                                                                       --------
   Operating losses................................................... $751,080
                                                                       --------
   Income taxes....................................................... $    --
                                                                       --------
   Loss from discontinued operations.................................. $751,080
                                                                       --------
   Loss on disposal................................................... $221,290
                                                                       --------

3. Inventories:

   Inventories consist of the following:

                                                               December 31,
                                                March 31,  ---------------------
                                                  2001        2000       1999
                                               ----------- ---------- ----------
                                               (Unaudited)
   Raw materials.............................. $2,887,602  $2,658,473 $  623,692
   Packaging materials........................    887,887   1,046,988    781,448
   Finished goods.............................  1,296,825   2,239,696  2,165,469
                                               ----------  ---------- ----------
                                               $5,072,314  $5,945,157 $3,570,609
                                               ==========  ========== ==========

4. Property, plant and equipment:

   Property, plant and equipment consists of the following:

                                                             December 31,
                                             March 31,  -----------------------
                                               2001        2000        1999
                                            ----------- ----------- -----------
                                            (Unaudited)
   Land...................................  $   172,572 $   172,572 $   172,572
   Buildings..............................      340,139     340,139     340,139
   Leasehold improvements.................      887,160     567,991         --
   Tobacco curing barns...................   25,312,445  25,312,445   8,661,312
   Machinery and equipment................    3,906,964   3,220,426   3,202,577
   Office and sales equipment.............    1,113,940   1,136,203     586,087
   Equipment under capital leases.........      129,550     129,550         --
                                            ----------- ----------- -----------
                                             31,862,770  30,879,326  12,962,687
   Less accumulated depreciation..........    4,348,623   4,176,313   1,988,658
                                            ----------- ----------- -----------
                                            $27,514,147 $26,703,013 $10,974,029
                                            =========== =========== ===========

5. Long-term supply agreement/major customer information:

   During October 1999, the Company entered into an agreement with Brown & Williamson Tobacco Corporation, ("B&W"), the third largest tobacco company in the U.S., and the largest affiliate of British American Tobacco, PLC, the second largest tobacco company in the world. Under the agreement, B&W agreed,

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

subject to certain conditions, to purchase quantities of the Company's low nitrosamine tobacco leaf (StarCured(TM) tobacco) and evaluate the potential for that tobacco in the marketplace. Additionally, B&W agreed to finance the purchase/construction of tobacco curing barns to assist the Company in its production of low nitrosamine tobacco products to be marketed by the Company, the customer and others in the industry (see Note 6 regarding financing provided). Tobacco leaf sales under this agreement were approximately $45,500,000 and $9,300,000 for the years ended December 31, 2000 and 1999, respectively.

   Under the October 1999 agreement, B&W was obligated to purchase $15,000,000 of Virginia flue-cured tobacco that has been cured using the StarCured(TM) tobacco curing process, and had an option to purchase burley tobacco cured using the same process. Under the October 1999 agreement, B&W also had the option to become the exclusive purchaser of tobacco cured using the StarCured(TM) tobacco curing process in each of the years 2002 through 2004, if it purchased at least thirty million pounds of tobacco in each of those years.

   In April 2001 the Company entered into new agreements with B&W which modified its relationship. Under the new agreements, among other things:

  . B&W agreed to take over control of all aspects of the Advance(R) low-TSNA cigarette, including the marketing and rollout of the Advance(R) product. B&W will pay the Company a royalty on sales of Advance(R).

  . B&W has a 10 year exclusive agreement to market and distribute a new smokeless hard tobacco "cigalett"(TM) to be produced by the Company, subject only to the Company's right to simultaneously market a "cigalett"(TM) product. B&W will pay a royalty based on the number of units sold. B&W will during 2001 and 2002 pay a royalty on low-TSNA tobacco (other than StarCured(TM) tobacco) used in cigarettes sold in the U.S. that will be used to offset amounts the Company currently owes to B&W. Royalties for B&W's purchase of other low-TSNA tobacco for 2003 onward and StarCured(TM) tobacco will be determined based on the status of the Company's intellectual property and licensing arrangements.

  . From 2001 to 2003 B&W will purchase up to 20 million pounds of StarCured(TM) tobacco annually, some of which may be resold to the Company.

  . The debt owed by the Company to B&W has been rescheduled and calls for an interest free schedule until January 2005 after which a five year payment and interest schedule will begin. The new agreements contain other provision relating to the forgiveness of debt based on the commercial success of the "cigalett"(TM) product. (See Notes 5 and 6).

  . B&W will release liens on the Company's intellectual property and other collateral securing its debt to B&W when the overall amount owed is less than $10 million.

   Maintenance of a solid relationship with B&W, and performance of both parties' obligations under the contracts described above is very important to the Company's business. If either party fails to perform its obligations under these contracts, the Company's business, results of operations, financial conditions and prospects could be materially adversely affected.

6. Notes payable and long-term debt:

   The Company has a $7,500,000 revolving line of credit agreement. Borrowings under the line of credit are limited to 80% of eligible accounts receivable, as defined, and bear interest at a rate linked to the prime rate. The agreement places restrictions on new debt and the Company's ability to further pledge its assets and stipulates a minimum fixed charge coverage ratio, as defined. Borrowings under the line of credit are secured by substantially all assets not otherwise pledged. There were no outstanding borrowings at March 31, 2001 (unaudited) or at December 31, 2000 or 1999.

                    STAR SCIENTIFIC, INC. AND SUBSIDIARIES

        FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
           AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   Long-Term Notes payable consists of the following:

                                                               December 31,
                                                March 31,  ---------------------
                                                  2001        2000       1999
                                               ----------- ----------- ---------
                                               (Unaudited)
Note payable with principal due and payable
 in 60 equal consecutive monthly installments
 commencing January 1, 2005; interest will
 accrue beginning January 1, 2005 at prime
 plus 1% and is payable monthly.(a)(c).......  $ 4,950,000 $ 4,950,000 $     --
Note payable with principal due and payable
 in 60 equal consecutive monthly installments
 commencing January 1, 2005; interest will
 accrue beginning January 1, 2005 at prime
 plus 1% and is payable monthly.(a)(c).......   11,000,000  11,000,000       --
                                               ----------- ----------- ---------
                                               $15,950,000 $15,950,000 $     --
                                               =========== =========== =========

   Long-term debt consists of the following:

Note payable under a $13,200,000 credit
 facility restricted for the purchase of
 tobacco curing barns; non-interest bearing
 until December 31, 2004; interest will
 accrue beginning January 1, 2005 at prime
 plus 1% and is payable monthly; principal
 payable in 60 equal monthly installments
 commencing January 1, 2005.(a)(c).......... $13,200,000 $13,200,000 $7,172,000
Notes payable, repaid in 2000...............         --          --     431,812
Other.......................................      62,133     183,508    175,867
                                             ----------- ----------- ----------
                                              13,262,133  13,383,508  7,779,679
Less current maturities.....................      62,133     111,176    275,000
                                             ----------- ----------- ----------
                                             $13,200,000 $13,272,332 $7,504,679
                                             =========== =========== ==========

   The future maturities of long-term debt are as follows at December 31, 2000 prior to the restructuring:

        Year ending December 31,
        ------------------------
             2001                                                  $   111,176
             2002                                                       32,835
             2003                                                       32,814
             2004                                                      226,683
             2005                                                    2,640,000
          Thereafter                                                10,340,000
                                                                   -----------
                                                                   $13,383,508
                                                                   ===========

--------
(a) Lender is the major domestic tobacco company discussed in Notes 1 and 5. All borrowings are collateralized by tobacco curing barns, tobacco leaf inventory, and intellectual property.

(b) The weighted average interest rate of short-term borrowings outstanding at December 31, 2000 was 3.26%.

(c) In April 2001, the Company entered into a series of new comprehensive long-term agreements with B&W which, among other things, restructure approximately $29 million in debt (including approximately $16 million in short-term debt) into long-term non-interest bearing debt with a five-year repayment schedule beginning January 2005. Future maturities have been adjusted to reflect this change. Interest expense will be imputed, but not paid, because the restated notes are non-interest bearing until January 2005 and begin accruing interest on January 1, 2005.

                    STAR SCIENTIFIC, INC. AND SUBSIDIARIES

        FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
           AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   The future maturities of notes payable and long-term debt as restructured are approximately as follows:

        Years ending December 31, and March 31,
        ---------------------------------------
               2001                                             $    62,000
               2002                                                  33,000
               2003                                                  33,000
               2004                                                 154,000
               2005                                               5,082,000(c)
            Thereafter                                           23,848,000(c)
                                                                -----------
                                                                $29,212,000
                                                                ===========

7. Stockholders' equity:

 Preferred stock:

   Class A:

   The Company has authorized 4,000 shares of $.01 par value Class A Convertible Redeemable preferred stock. Each share of the Preferred Stock is convertible into 80 shares of common stock of the Company at the option of the holder and has voting rights equal to the number of common shares issuable if converted. The Preferred Stock has the right to share in dividends declared on the Company's common stock and has certain liquidation preferences. No Class A preferred shares are outstanding.

   Series B:

   The Company has authorized 15,000 shares of $.01 par value Series B Preferred Stock. The stock was convertible into common stock at the holders' option prior to December 31, 2002 at 3,280 shares of common for each share of Series B Preferred. Holders of Series B Preferred Stock were entitled to 500 votes for each share held. During 1999, holders of all of the 14,084 shares of Series B Preferred Stock converted their shares to common. No Series B preferred shares are outstanding.

 Common stock warrants:

   Common stock warrants issued, redeemed and outstanding are as follows:

                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                                                       Price
                                                                        Per
                                                             Number     Share
                                                            --------  --------
Issued during 1998 pursuant to private placements of stock
 and outstanding January 1, 1999 and 2000..................  976,880   $ 2.00
Exercised during 2000...................................... (976,880)  $(2.00)
                                                            --------   ------
Outstanding and exercisable at December 31, 2000 and March
 31, 2001..................................................      --    $  --
                                                            ========   ======

 Stock option plan:

   In 1998, the Company adopted the 1998 Stock Option Plan (the "Plan") which provides for grants of options to those officers, key employees, directors and consultants whose substantial contributions are essential to the continued growth and success of the Company. The Plan, and its subsequent amendments, provide for grants of both qualified and non-qualified stock options to purchase up to 5,000,000 shares at a purchase price equal to the fair market value on the date of grant in the case of qualified options granted to employees.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   Common stock options and warrants issued, redeemed and outstanding during the years ended December 31, 1999 and 2000 are as follows:

                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                                                       Price
                                                                        Per
                                                            Number     Share
                                                           ---------  --------
Outstanding January 1, 1999...............................       --    $  --
Options issued during 1999................................ 3,258,406     2.17
                                                           ---------
Outstanding December 31, 1999............................. 3,258,406     2.17
Options issued during 2000................................ 1,200,000     4.10
Warrants issued to patent counsel during 2000.............   250,000     2.00
Options exercised during 2000.............................   (15,000)   (1.66)
Options forfeited during 2000.............................   (33,406)   (8.56)
                                                           ---------
Options and warrants outstanding and exercisable at
 December 31, 2000 and March 31, 2001..................... 4,660,000   $ 2.84
                                                           =========

   The following table summarizes information for options outstanding and exercisable at March 31, 2001 and December 31, 2000.

               Options and Warrants Outstanding           Exercisable
            --------------------------------------- ------------------------
 Range of             Weighted Avg.  Weighted Avg.            Weighted Avg.
  Prices     Number   Remaining Life Exercise Price  Number   Exercise Price
----------  --------- -------------- -------------- --------- --------------
$1.00-2.00  2,735,000   8.48 yrs.        $1.82      2,485,000     $1.80
 2.01-3.00    500,000   8.17 yrs.         3.00        250,000      3.00
 3.01-4.00    875,000   9.66 yrs.         3.96        375,000      3.89
 4.01-5.00    125,000   9.09 yrs.         4.20        125,000      4.20
 5.01-7.00    425,000   9.02 yrs.         6.56        275,000      6.32
            ---------                               ---------     -----
$1.00-7.00  4,660,000   8.73 yrs.        $2.84      3,510,000     $2.55
            =========                               =========     =====

   The weighted average grant-date fair value of options granted during 2000 was $4.29 per share (there were none issued in 2000 whose exercise price was different from the market price of the stock at date of grant).

   In addition to stock options in 1999, the Company granted a stock purchase right to acquire 2,000,000 shares of common stock at $1.00 per share. This stock purchase right was accounted for as an option (see Note 14--Employment Agreement) and had a grant-date fair value of $48,400.

   The fair value of options and the stock purchase right granted in 2000 were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                          2000       1999
                                                          -----      -----
   Expected life of options.............................. 2.25 years 1.25 years
   Risk free interest rate...............................  6.24%      5.03%
   Expected volatility...................................    50%        39%
   Expected dividend yield...............................     0%         0%

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   Total stock-based compensation (stock, stock options and warrants) cost recognized is as follows:

                             Three months ended
                                 March 31,           Year ended December 31,
                           ----------------------  ----------------------------
                              2001        2000       2000      1999      1998
                           ----------- ----------  -------- ---------- --------
                           (Unaudited) (Unaudited)
Employee.................   $ 72,746    $12,250    $258,166 $  265,618 $ 95,593
Non-employee consultants
 and directors...........     67,475     20,000     320,726    447,622  229,942
Charitable institutions..        --         --          --     768,642      --
Patent costs
 (capitalized)...........        --         --       69,800        --       --
                            --------    -------    -------- ---------- --------
                            $140,221    $32,250    $648,692 $1,481,882 $325,535
                            ========    =======    ======== ========== ========

8. Earnings per share:

   The following table sets forth the computation of basic and diluted earnings per share:

                            Three months ended
                                 March 31,               Year ended December 31,
                          -----------------------  -----------------------------------
                             2001        2000         2000        1999        1998
                          ----------- -----------  ----------- ----------- -----------
                          (Unaudited) (Unaudited)
Net income (loss).......  $ 2,418,493 $ 2,005,262  $10,040,519 $11,514,630 $(4,196,075)
                          =========== ===========  =========== =========== ===========
Denominator for basic
 earnings per share-
 weighted average
 shares.................   59,741,460  58,774,077   59,008,127  36,207,390   8,327,345
Effect of dilutive
 securities:
 Preferred stock........          --          --           --   11,536,747         --
 Warrants outstanding...          --      686,033          --      729,621         --
 Stock options
  outstanding...........    2,028,063   2,931,351    1,636,934   1,828,240         --
                          ----------- -----------  ----------- ----------- -----------
Denominator for diluted
 earnings per share--
 weighted average shares
 adjusted for dilutive
 securities.............   61,769,523  62,391,461   60,645,061  50,301,998   8,327,345
                          =========== ===========  =========== =========== ===========
Earnings (loss) per
 common share--basic....  $       .04 $       .03  $       .17 $       .32 $      (.51)
                          =========== ===========  =========== =========== ===========
Earnings (loss) per
 common share--diluted..  $       .04 $       .03  $       .17 $       .23 $      (.51)
                          =========== ===========  =========== =========== ===========

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

9. Income taxes:

   Net deferred tax assets and liabilities consist of the following:

                                                            December 31,
                                           March 31,   -----------------------
                                             2001         2000         1999
                                          -----------  -----------  ----------
                                          (Unaudited)
Deferred tax assets:
  Non-refundable deposit taxable
   currently............................. $       --   $       --   $2,280,000
  Net operating loss carryforwards
   (subject to annual limitation)........     380,000      380,000     423,000
  Expenses not currently deductible......     180,000      400,000         --
  Other..................................      20,000       20,000      43,000
                                          -----------  -----------  ----------
                                              580,000      800,000   2,746,000
                                          -----------  -----------  ----------
Deferred tax liabilities:
  Differing bases in property, plant and
   equipment for tax and financial
   reporting purposes....................  (1,880,000)  (1,280,000)   (360,000)
  Tax imputed interest...................         --      (100,000)        --
                                          -----------  -----------  ----------
                                           (1,880,000)  (1,380,000)   (360,000)
                                          -----------  -----------  ----------
                                          $(1,300,000) $  (580,000) $2,386,000
                                          ===========  ===========  ==========

   Net deferred tax assets are reflected in the accompanying balance sheets as follows:

Current asset............................ $   200,000  $   320,000  $2,303,000
Non-current asset........................         --           --       83,000
                                          -----------  -----------  ----------
                                          $   200,000  $   320,000  $2,386,000
                                          ===========  ===========  ==========
Non-current liability.................... $ 1,500,000  $   900,000  $      --
                                          -----------  -----------  ----------
                                          $ 1,500,000  $   900,000  $      --
                                          ===========  ===========  ==========

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   Income tax expense consists of the following:

                         Three months ended March 31,         Year ended December 31,
                         ------------------------------  -----------------------------------
                              2001            2000          2000       1999         1998
                         --------------  --------------  ---------- -----------  -----------
                          (Unaudited)     (Unaudited)
Current:
  Federal............... $      754,500  $    1,000,000  $3,420,000 $ 6,598,500  $       --
  State.................        110,000         170,000     630,000   1,351,500          --
                         --------------  --------------  ---------- -----------  -----------
                                864,500       1,170,000   4,050,000   7,950,000          --
Deferred................        720,000         180,000   2,966,000  (1,061,000)  (1,325,000)
Increase (decrease) in
 valuation
 allowance(a)...........            --              --          --   (1,325,000)  (1,325,000)
                         --------------  --------------  ---------- -----------  -----------
                         $    1,584,500  $    1,350,000  $7,016,000 $ 5,564,000  $       --
                         ==============  ==============  ========== ===========  ===========

--------
(a) During 1999, the Company reevaluated the deferred tax asset valuation allowance based on the Company's current operations and determined that it was more likely than not that these deferred tax assets would be recoverable and, as such, decreased the previously recorded valuation allowance.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   The provision for income tax expense (income tax benefit) varies from that which would be expected based upon applying the statutory federal rate to pre-tax accounting income (loss) as follows:

                            Three Months Ended
                                March 31,         Year Ended December 31,
                          ----------------------  ---------------------------
                             2001        2000      2000      1999      1998
                          ----------- ----------  -------   -------   -------
                          (Unaudited) (Unaudited)
Statutory federal rate..       34%        34%          34%       34%      (34)%
Other...................        1          1            2         2        --
State tax provision, net
 of federal benefit.....        5          5            5         5        --
Non-deductible officer
 compensation...........       --         --           --         4        --
Change in deferred tax
 asset valuation
 allowance..............       --         --           --       (12)       34
                              ---        ---      -------   -------   -------
                               40%        40%          41%       33%      --  %
                              ===        ===      =======   =======   =======

   At December 31, 2000 and March 31, 2001 the Company had a net operating loss carryforward of approximately $1,000,000, which expires from 2003 through 2009. As a result of previous changes in the Company's ownership, the net operating loss carryforward utilization is limited to $116,320 annually.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
10. Related party transactions:

   The Company has entered into certain transactions with companies and trusts that are owned by members of management and stockholders. The following is a summary of the significant related party transactions for the years ended December 31, 2000, 1999 and 1998.

                                                    2000       1999      1998
                                                 ---------- ---------- --------
Business travel--aircraft expense(a)...........  $  787,610 $  442,238 $185,544
Loan repayments................................  $      --  $      --  $200,000
Legal fees(c)(g)...............................  $1,946,159 $  940,000 $    --
Advance to officers(a)(d)......................  $  800,000 $1,087,806 $    --
Collection of advance funded through
 compensation expense            ..............  $1,087,806 $      --  $    --
Note receivable, officer(d)(f) (See Note 14--
 Employment Agreement).........................  $2,000,000 $2,000,000 $    --
Interest receivable on stock note receivable
 officers(b)(f)................................  $  285,303 $   94,889 $    --
Interest income on officer notes and advances..  $  190,914 $   94,889 $    --
Consulting fees paid to organization controlled
 by an officer/director(e).....................  $   96,000 $      --  $    --
Tobacco purchases from/commissions paid to
 organization controlled by an officer/director
 for processing tobacco........................  $1,688,896 $  627,577 $ 59,429
Tobacco sales to an organization controlled by
 an officer/director...........................  $  709,478 $  578,683 $165,347
Consulting fees paid to directors..............  $  142,000 $      --  $    --

--------
(a) Unsecured note receivable due from officer, bearing interest at 5.66%. 1999 note collected in 2000 via compensation reduction; 2000 note matures December 31, 2001.
(b) Included in prepaid expenses and other current assets in the accompanying balance sheets.
(c) The Company paid legal fees to Paul Hastings, Janofsky & Walker LLP with respect to various legal matters. An executive officer of the Company is a former senior counsel and a former partner of such firm but received no compensation from the firm for work undertaken on behalf of the Company.
(d) Presented as a reduction in stockholders' equity in the accompanying balance sheets.
(e) Consulting fees paid to Chayet Communications, Inc. for communications consulting.
(f) Balances at March 31, 2001 (unaudited) approximate those at December 31,
    2000.
(g) Material related party transactions for the three months ended March 31, 2001 include business travel-aircraft expense of $250,053 and legal fees of $223,192.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


   Effective January 1, 1998, Star entered into a license agreement with the principal stockholder wherein Star has the exclusive world-wide rights to produce and sell tobacco products with low-TSNA (tobacco specific nitrosamines) tobacco. In connection with this agreement, Star is obligated to pay royalties equal to 2% of all product sales (less certain costs) and 6% of any royalty income earned from sublicensing (less certain costs). There were no royalties due under this agreement for the years ended December 31, 2000, 1999 or 1998 or for the quarter ended March 31, 2001.

11.Employee benefit plan:

   The Company is the sponsor of a defined contribution retirement plan under
Section 401(k) of the Internal Revenue Code. The plan covers all employees who meet certain eligibility and participation requirements. Participants may contribute up to 15% of their annual compensation. The Company may make an annual discretionary contribution. Contributions were approximately $79,000, $44,000 and $0 in for the years ended December 31, 2000, 1999 and 1998, respectively.

12. Segment reporting:

   The Company's reportable segments are strategic business units that offer different products and have separate management teams. These segments are 1) the manufacture and sale of discount cigarettes and 2) the sale of tobacco cured using licensed technology, which commenced in 1999. Financial information by business segment is as follows:

                                            Three months ended March 31, 2001
                                           -------------------------------------
                                              Leaf       Discount
                                             Tobacco    Cigarettes  Consolidated
                                           -----------  ----------- ------------
                                                       (Unaudited)
Sales..................................... $       --   $37,374,606 $37,374,606
                                                                    ===========
Cost of sales and excise taxes............     147,663   27,295,636 $27,443,299
Gross profit..............................    (147,663)  10,078,970 $ 9,931,307
                                                                    ===========
Depreciation..............................      56,615       24,592 $    81,207
                                                                    ===========
Research and development..................     588,265          --  $   588,265
                                                                    ===========
Property and equipment....................  25,906,810    1,607,337 $27,514,147
                                                                    ===========
Capital expenditures......................     267,812          --  $   267,812
                                                                    ===========
                                            Three months ended March 31, 2000
                                           -------------------------------------
                                              Leaf       Discount
                                             Tobacco    Cigarettes  Consolidated
                                           -----------  ----------- ------------
                                                       (Unaudited)
Sales..................................... $    22,207  $46,490,935 $46,513,142
                                           ===========  =========== ===========
Cost of sales and excise taxes............     425,346   36,256,377 $36,681,723
Gross profit..............................    (403,139)  10,234,558 $ 9,831,419
                                                                    ===========
Depreciation..............................     345,245      114,321 $   459,566
                                                                    ===========
Research and development..................     103,500          --  $   103,500
                                                                    ===========
Property and equipment....................  23,278,000   24,499,145 $47,777,145
                                                                    ===========
Capital expenditures......................   6,884,900      263,463 $ 7,148,363
                                                                    ===========

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                              Year ended December 31, 2000
                                          -------------------------------------
                                             Leaf       Discount
                                            Tobacco    Cigarettes  Consolidated
                                          ----------- ------------ ------------
Sales.................................... $46,224,079 $176,827,101 $223,051,180
                                                                   ============
Cost of sales............................  42,092,907   51,858,627 $ 93,951,534
Excise taxes.............................         --    83,591,686   83,591,686
                                                                   ------------
Gross profit.............................   4,131,172   41,376,788 $ 45,507,960
                                                                   ============
Depreciation.............................   1,771,633      439,510 $  2,211,143
                                                                   ============
Research and development.................   1,702,310          --  $  1,702,310
                                                                   ============
Property and equipment...................  24,956,734    1,746,279 $ 26,703,013
                                                                   ============
Capital expenditures.....................  18,357,023      313,713 $ 18,670,736
                                                                   ============
                                              Year ended December 31, 1999
                                          -------------------------------------
                                             Leaf       Discount
                                            Tobacco    Cigarettes  Consolidated
                                          ----------- ------------ ------------
Sales.................................... $ 9,845,516 $ 89,479,273 $ 99,324,789
                                                                   ============
Cost of sales............................   6,565,901   25,312,978 $ 31,878,879
Excise taxes.............................         --    33,821,112   33,821,112
                                                                   ------------
Gross profit.............................   3,279,615   30,345,183 $ 33,624,798
                                                                   ============
Depreciation.............................     407,011      338,194 $    745,205
                                                                   ============
Research and development.................     535,782          --  $    535,782
                                                                   ============
Property and equipment...................   9,107,039    1,866,990 $ 10,974,029
                                                                   ============
Capital expenditures.....................   9,150,000      864,665 $ 10,014,665
                                                                   ============

13. Fair value of financial instruments and credit risk:

 Fair value of financial instruments:

   The estimated fair value of cash and cash equivalents, trade receivables, MSA Escrow funds, long-term debt and trade payables approximate the carrying amount due to their short-term nature or variable interest component. The estimated fair-value of notes payable has been determined using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company would realize in a current market exchange.

   The estimated fair value of notes payable at March 31, 2001 and December 31, 2000, is summarized as follows:

                                                          Carrying    Estimated
                                                           Amount    Fair Value
                                                         ----------- -----------
      Notes payable..................................... $15,950,000 $14,907,337

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   Differences between fair value and carrying amount are primarily due to instruments that provide fixed interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates.

 Credit risk:

   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

   The Company maintains its cash and cash equivalents balances in 3 financial institutions. Each of the balances in the domestic banks are insured by the Federal Deposit Insurance Corporation up to $100,000.

   Trade accounts receivable result from sales of tobacco products to its various customers throughout the United States. Credit is extended to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers.

14. Commitments and contingencies:

 Obligations under master settlement agreement:

   In November 1998, 46 states and several U.S. territories entered into a settlement agreement to resolve litigation that had been instituted by them against the major tobacco manufacturers. The Company was not named as a defendant in any of the litigation matters and chose not to become a participating manufacturer under the terms of the Master Settlement Agreement ("MSA"). Nonparticipating manufacturers are required to fund escrow accounts pursuant to the MSA based on the volume of cigarette sales into States that are participating members of the MSA.

   In April 2000, The Company, on behalf of Star, deposited into escrow $11.6 million to fund its purported escrow obligations, with respect to sales volume in 1999, under the MSA and specific state statutes that were passed by states that are participating members of the MSA. In April 2001, the Company deposited into escrow approximately $13,000,000 as its purported net escrow obligation with respect to year 2000 sales. The amounts were deposited on behalf of Star under protest.

   The so-called "level playing field" statutes require non-participating manufacturers to fund escrow accounts that could be used to satisfy judgments or settlements in lawsuits that may at some future date be filed by the participating states. In the foreseeable future, the Company expects that a material portion of its sales will continue to be subject to such purported escrow obligations. To date no states have filed suits against the Company to compel any payments under the MSA and state statutes. If not used to satisfy judgments or settlements, the funds will be returned to the Company 25 years after the applicable date of deposit on a rolling basis. The Company does, however, continue to receive interest earnings on the invested escrowed amounts.

   The Company has also been advised by several states and the Chairman of the Tobacco Committee of the National Association of Attorneys General ("NAAG") that the states and the Committee interpret the escrow obligation under the MSA in a fashion that would require the Company to make escrow payments based on any sales in a state signing the MSA, and not based simply on sales made directly by the Company in those states. The Company has advised NAAG and the various states that the Company disagrees with this interpretation and believes the interpretation violates the Due Process and Commerce Clauses of the United States Constitution.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   After almost two years of negotiations with the National Association of Attorneys General, the Company concluded that NAAG had little interest in working with Star to come to a reasonable solution under which the Company could become a participant in the Master Settlement Agreement. Accordingly, on December 15, 2000, the Company filed a lawsuit in the United States District Court for the Eastern District of Virginia requesting that the court declare both the MSA and Virginia's Qualifying Statute unconstitutional and, therefore, invalid. The Company's complaint challenges the MSA on the grounds that it violates the Interstate Compact Clause and the Commerce Clause of the Constitution of the United States. It challenges the Qualifying Statute on the grounds that it violates the Equal Protection, Due Process, Takings and Commerce Clause of the Constitution. Neither the Virginia Attorney General nor any state attorney general has ever charged the Company with the tortious and unlawful conduct asserted against other cigarette manufacturers in lawsuits by various states which led to the execution of the MSA. Despite the absence of any claim against the Company, which is focused primarily on producing less toxic and potentially less hazardous tobacco and tobacco products, the MSA and the Qualifying Statute impose a severe burden on its research and development activities.

   On March 26, 2001, the district court dismissed the Company's complaint, but in its opinion, the District Court did note that Star "must now suffer as a result of the bad faith of previous market entrants". The District Court further noted that Star "has never been accused of the fraudulent, collusive and intentionally dishonest activities of the Big Four", "was not even in existence during the bulk of the time that these activities were occurring", and has taken "every step to provide complete disclosure about the harmful nature of its products". The District Court also stated that the "financial burden on Star Scientific and others like it may hamper efforts to develop new tobacco technologies". The Company promptly appealed the District Court's ruling, and continues to believe that the MSA and the Virginia Qualifying Statute are constitutionally flawed.

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

   The Company believes that its existing working capital, together with anticipated earnings from its tobacco-leaf operations and available funding on existing lines of credit, will be sufficient to meet its liquidity and capital requirements in the foreseeable future. In April 2001, the Company signed a series of new agreements with B&W which, among other things, restructures approximately $29,000,000 of debt into long-term debt with a future repayment schedule beginning January 2005. The debt is non-interest bearing until 2005. The Company's need, if any, to raise additional funds to meet its working capital and capital requirements will depend upon numerous factors, including the results of its marketing and sales activities, any escrow obligations the Company may be required to comply with under the MSA and the success of the Company's new product development efforts.

 Leases:

   The Company leases its office and warehouse facilities and various vehicles and operating equipment under non-cancelable operating leases expiring in various years through 2010.

   The following represents the future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2001 and December 31, 2000.

           Year ending December 31,                                   Amount
           ------------------------                                 ----------
                     2001                                           $  783,255
                     2002                                              773,875
                     2003                                              562,575
                     2004                                              339,813
                     2005                                              339,813
                  Thereafter                                         1,014,023
                                                                    ----------
                                                                    $3,813,354
                                                                    ==========

   Rent expense for all operating leases was approximately $1,553,000, $153,000, and $107,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

14. Commitments and contingencies (continued):

 Employment Agreement:

   During April 1999, the Company entered into an employment agreement with an Executive Officer (the "officer"), which expires June 15, 2002. In addition to a $1,000,000 base salary, the agreement provides for annual performance bonuses as approved by the compensation committee. Compensation expense pursuant to this agreement was approximately $1,900,000 and $860,000 for the years ended December 31, 2000 and 1999, respectively.

   The agreement also granted the officer the right to purchase 2,000,000 shares of the Company's common stock at $1 per share, and the Company agreed to finance the purchase with a loan bearing interest at 7% (due annually) and all principal due July 2005. The stock purchase occurred in 1999, and the related $2,000,000 note receivable is presented as a reduction of stockholders' equity in the accompanying 2001, 2000 and 1999 balance sheets. Since the note is non-recourse with respect to accrued unpaid interest and 85% of the principal, this stock purchase right has been accounted for as an option. The Company has recognized interest income of

                     STAR SCIENTIFIC, INC. AND SUBSIDIARIES

         FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

approximately $134,000 and $90,000 for the years ending December 31, 2000 and 1999, respectively, in connection with the note. In connection with the aforementioned agreement, the officer was also granted qualified stock options to purchase 1,000,000 shares of stock at $1 11/16 per share, the price of the Company's common stock on the date of grant. Such options vested immediately.

   On October 6, 2000, the Company entered into an employment agreement with David Dean, as the Vice President of Sales and Marketing, which expires on December 31, 2001. In addition to a $250,000 base salary, the agreement provides for a commission on the sale of cigarettes made by the Company up to a maximum of $250,000 per year during 2000 and 2001. The agreement with Mr. Dean also grants him the right to purchase 350,000 shares of the Company's common stock at $4.00 per share, of which 175,000 options vested as of the dated of the employment agreement, and the remaining balance of 175,000 options vest in equal monthly increments over the twelve-month period following execution of the employment agreement. Upon termination by the Company of Mr. Dean's employment without cause or by Mr. Dean for good reason (as defined in the employment agreement), the Company will be obligated to pay to Mr. Dean all salary and commissions that would be due under the employment agreement through the end of the term of the employment agreement. Under the terms of Mr. Dean's employment agreement, termination for good reason includes, but is not limited to, certain transactions which result in a change in voting control of the Company or a disposition of a majority of the Company's income producing assets. Furthermore, in the event Mr. Dean does not accept the position of president and chief operating officer of Star in the event of a sale of Star, Mr. Dean may terminate his employment for good reason.

   On September 15, 2000, the Company entered into an employment agreement with Christopher G. Miller, the Chief Financial Officer, which was to expire on September 15, 2002, with certain renewal options. In addition to a $120,000 base salary, the agreement provided for annual performance bonuses as approved by the Compensation Committee. The agreement with Mr. Miller also granted him the right to purchase 50,000 shares of the Company's common stock at $4.00 per share, of which 25,000 shares vested on September 15, 2001 and 25,000 shares vest on September 15, 2002. As of March 15, 2001, the Company entered into an Amended and Restated Employment Agreement with Mr. Miller, which expires on March 15, 2003, with certain renewal options. In addition to a base salary of $225,000, the agreement provides for performance bonuses as approved by the Compensation Committee. This amended and restated agreement supercedes the September 15, 2000 employment agreement, except as to the option granted to Mr. Miller under that agreement. The amended and restated agreement with Mr. Miller also grants him the right to purchase 250,000 shares of the Company's common stock at $1.844 per share, of which 100,000 options vest immediately, 100,000 vest on March 13, 2002 and 50,000 vest on September 15, 2002. Upon termination by the Company of Mr. Miller's employment without Cause, the Company will be obligated to pay to Mr. Miller severance payments equal to six months salary, paid on a monthly basis. Furthermore, if there is a change of control of the Company (as defined in the employment agreement) and Mr. Miller's agreement does not continue in effect after such a change in control, the Company will, within 60 days of notifying Mr. Miller of such termination, pay to Mr. Miller
(a) a lump sum payment equal to all salary then due and payable and (b) severance payments equal to six months salary paid on a monthly basis.